SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 4, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures:

A press release dated April 4, 2003 relating to the settlement of the U.S. methionine litigation.

Press Release Your Contact: Patti Munzer Aventis Media Relations Tel (917) 965-1411 Patti.Munzer@aventis.com

AVENTIS SETTLES U.S. METHIONINE LITIGATION

New York, New York, April 4, 2003 — Aventis announced today that an agreement has been reached to settle lawsuits pending in certain U.S. District Courts alleging that Rhone-Poulenc Animal Nutrition, the former animal nutrition business of Aventis, and other companies engaged in concerted pricing practices in the market for the animal feed methionine in violation of federal antitrust laws.

The plaintiffs are approximately 60 companies that had purchased methionine directly from Rhone-Poulenc Animal Nutrition and other defendants in the U.S. from 1985-2000. The plaintiff companies had opted out of a class-action settlement that had been reached between the class plaintiffs and the defendants in 2002. The settlement agreement provides for payments from Aventis to the plaintiffs aggregating approximately $178 million.

Aventis does not expect this settlement to affect its current earnings, as the amount had been previously provisioned. The cash outflow related to this settlement had been anticipated in the expected cash flow for 2003 related to the non-core businesses. On a full-year basis, the cash outflow related to anticipated non-core litigation settlements is expected to be more than offset by cash proceeds from divestitures of remaining non-core businesses.

This settlement will resolve all remaining claims against Aventis and Rhone-Poulenc Animal Nutrition by direct purchasers of methionine in the U.S. that were subject to lawsuits pending in the U.S. By settling, neither Aventis nor Rhone-Poulenc Animal Nutrition admitted any liability.

The animal nutrition business formerly conducted by Rhone-Poulenc Animal Nutrition was sold to CVC Capital Partners in 2002.  Under the terms of the sale, Aventis agreed to retain liabilities relating to this matter.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business.

Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: April 4, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel